Gareth Vareb Work History

Gareth Vereb is an experienced technical product management specialist with over 16 years of experience leading major product projects. Between April 2013 and Oct 2016, Gareth worked in Techworks IT Solutions (Pty) Ltd., overseeing technology infrastructure implementation projects for underwriting companies. Between October 2016 and January 2019, Gareth led the growth and management of a real estate asset portfolio at eAdvance (Pty) Ltd. From January 2019 to June 2021 Gareth worked with CAPIC (Pty) Ltd as well as Techworks IT Solutions (Pty) Ltd on several consulting projects in the private and public sector. From June 2021 to July 2022 he facilitated the redesign of the entire back-end technology stack at Blue Label Telecoms Limited. Since July 2022, Gareth has served as the senior technical project manager at Scalio, focusing on system development for Collab. He holds an 25 undergraduate degree in financial management, and a postgraduate degree in systems management, and is a certified Project Management Professional (PMP) and Scrum Master (CSM). Additionally, he is a Dean's List scholar MBA at Henley Business School - University of Reading (UK).